November 6, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Telecommunications
100 F Street NE
Washington, D.C. 20549
Attention:    Kathryn Jacobson, Senior Staff Accountant
Joseph Kempf, Senior Staff Accountant

Re:    Remark Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed April 2, 2018
Form 10-Q for the Quarter Ended June 30, 2018
Filed August 14, 2018
File No. 001-33720

Dear Ms. Jacobson and Mr. Kempf:

Remark Holdings, Inc. (“we”, “us”, “our”) provides the following information in response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 9, 2018, in connection with the Staff’s review of our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2018. For ease of reference, we have included the Staff’s comments in bold type, followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management’s Discussion and Analysis
Liquidity and Capital Resources
Overview, page 31

1.
We note that your November 9, 2016 agreement with Aspire Capital Fund capped the number of shares you could issue to Aspire at a total of 4,273,471 of your common shares.  Please expand your discussions of liquidity and capital resources to clearly describe and quantify known limitations and uncertainties regarding the liquidity and capital resources available to you under your agreements with Aspire Capital Fund as required by Items 303(a)(1) and (2) of Regulation S-K.

We acknowledge the Staff’s comment, and in our future periodic reports we undertake to expand our liquidity and capital resources discussion regarding our November 9, 2016 agreement with Aspire Capital Fund to read substantially as follows:

On November 9, 2016, we entered into a common stock purchase agreement (as amended, the “2016 Aspire Purchase Agreement”) with Aspire Capital Fund, LLC (“Aspire Capital”), which provided that, upon the terms and subject to the conditions and limitations set forth therein, we had the right to direct Aspire Capital to purchase up to an aggregate of $20.0 million of shares of our common stock over the

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30-month term of the 2016 Aspire Purchase Agreement. Purchases under the 2016 Aspire Purchase Agreement were made at prices calculated in accordance with the terms of the 2016 Aspire Purchase Agreement at the time of our submission to Aspire Capital of a purchase notice specifying such number of shares to be purchased, subject to maximum dollar and share amounts for sales on any one date unless the parties mutually agreed otherwise. Additionally, the total number of shares issuable pursuant to the 2016 Aspire Purchase Agreement was limited to 4,273,411 shares (the “2016 Aspire Exchange Cap”), or 19.99% of our shares of common stock outstanding as of the date of the 2016 Aspire Purchase Agreement, unless stockholder approval was obtained in accordance with the rules of the Nasdaq Stock Market. If stockholder approval was not obtained, such limitation would not apply after the 2016 Aspire Exchange Cap was reached if at all times thereafter the average purchase price paid for all shares issued under the 2016 Aspire Purchase Agreement was equal to or greater than $3.96 per share. As of the termination of the 2016 Aspire Purchase Agreement effective July 2, 2018, we had issued the maximum number of shares issuable within the 2016 Aspire Exchange Cap, including 4,121,896 shares purchased by Aspire Capital for an aggregate purchase price of $12.8 million and 151,515 shares issued to Aspire Capital upon executing the 2016 Aspire Purchase Agreement. As of July 2, 2018, we had not obtained stockholder approval and we were able to make subsequent issuances under the 2016 Aspire Purchase Agreement only if and to the extent that following such issuance the average purchase price paid was equal to or greater than $3.96 per share.

Form 10-Q for the Quarter Ended June 30, 2018

Note 2. Summary of Significant Accounting Policies
Changes to Significant Accounting Policies - Revenue Recognition
Data Platform Services, page 7

2.
It is unclear to us how your recognition of a "reserve equal to the total potential loan balance that (you) could be required to repay upon default," as described on page F-9 of your Form 10-K, relates to your liability to reimburse affiliates of banks and lending institutions “for a certain percentage of any loan defaults" as stated in the 10-K and hereunder.  Please clarify the terms of your agreements requiring you to reimburse lenders’ affiliates for loan defaults.  Include a comprehensive and detailed disclosure of the contractual terms of your arrangements with such lending institutions and their affiliates and clarify how these transactions are accounted for.  Please also tell us why you believe such loan default obligations should be accounted for as guarantees outside the scope of ASC 606.

We acknowledge the Staff’s comment, and in our future periodic reports we undertake to clarify and expand our disclosure in the notes to our consolidated financial statements of our revenue recognition policy regarding our financial services to read substantially as follows:

Our KanKan business generates our data platform services revenue. One of the business’s product offerings involves utilizing our proprietary data intelligence software to provide high-quality loan candidates to our customers, which are companies that help to market the loan products of banks and other lending institutions in China to potential loan candidates. We earn a commission for this service, which is deemed earned and is recognized at the point in time at which the related loan is issued to the candidate by a lending institution supporting the loan product being promoted by our customer. The amount of commission we recognize is determined by multiplying the commission rate specified in the applicable contract by the amount of the loan issued to the candidate.

Under contracts with two of our customers, we are required to reimburse those customers for as much as 10% of the commissions paid under the contract if the total amount of the defaults across all of the loans issued and outstanding with respect to such contract exceeds an established threshold (the “Reimbursement Obligation”). Such contracts also require us to maintain a cash deposit with those customers to support the Reimbursement Obligation, and they permit the customer to deduct the required amount of any reimbursement from such deposit. We no longer provide new candidates to those customers under those particular contracts, and none of our remaining contracts related to providing loan candidates to customers include the Reimbursement Obligation or similar terms, so the maximum amount of our liability with respect to the Reimbursement Obligation as of September 30, 2018 and going forward is $0.5 million. Further, as of September 30, 2018, the amount we have on deposit with the customers under those contracts to support the Reimbursement Obligation exceeds such maximum liability with respect to the Reimbursement Obligation, and we have not reimbursed any customer any amount of commissions paid under these contracts, nor are we required to do so because the total amount of the defaults has not exceeded the established threshold.

We have determined that the Reimbursement Obligation does not fall within the scope of ASC 606 and that we should account for it as a guarantee for accounting purposes using other GAAP (accounting principles generally accepted in the United States). We recorded an initial liability, reported in Accrued expense and other current liabilities in our consolidated balance sheet, equal to our maximum potential Reimbursement Obligation, an amount which approximated fair value. As we are released from an amount of the Reimbursement Obligation, we record the amount of reduction in the Reimbursement Obligation as data platform services revenue. We have not recorded material amounts of revenue resulting from being released from the Reimbursement Obligation.

When determining how to account for the two contracts mentioned in the proposed disclosure above, we noted that each contract specified we would earn a commission for providing high-quality loan candidates and that each contract separately specified the Reimbursement Obligation. Since ASC paragraph 606-10-15-4 states that if other ASC Topics mentioned in ASC paragraph 606-10-15-2 (which refers to contracts within the scope of ASC Topic 460) “… specify how to separate and/or initially measure one or more parts of the contract, then an entity shall first apply the separation and/or measurement guidance in those Topics”, we evaluated whether the Reimbursement Obligation was within the scope of ASC Topic 460. In ASC Topic 460, paragraph 460-10-15-4, which we believe applies to the facts and circumstances of our contracts, states in part that ASC Topic 460 applies to guarantee contracts including “Contracts that contingently require a guarantor to make payments ... to a guaranteed party based on changes in an underlying that is related to an asset, a liability, or an equity security of the guaranteed party.” Per the contracts, we must make payments to our customers based on a change in the customer’s presumed liability to the lending institution resulting from loan defaults. As a result, we first applied ASC Topic 460 to the Reimbursement Obligation, then we accounted for the remainder of the contract (i.e., our performance obligation to provide highly-qualified loan candidates) under ASC Topic 606.

Note 17. Subsequent Events, page 20

3.	Please disclose the material terms of the 2018 Aspire Purchase Agreement, including Aspire Capital's stipulated purchase price for your stock and any cap on the maximum number of shares.

We acknowledge the Staff’s comment, and in our future periodic reports we undertake to expand our disclosure of the 2018 Aspire Purchase Agreement in the notes to our financial statements to read substantially as follows:

On July 2, 2018, we entered into a common stock purchase agreement (the “2018 Aspire Purchase Agreement”) with Aspire Capital Fund, LLC (“Aspire Capital”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, we have the right to direct Aspire Capital to purchase up to an aggregate of $30.0 million of shares of our common stock over the 30-month term of the 2018 Aspire Purchase Agreement. The 2018 Aspire Purchase Agreement replaced the 2016 Aspire Purchase Agreement, which was terminated under the terms of the 2018 Aspire Purchase Agreement.

Under the 2018 Aspire Purchase Agreement, on any trading day over the 30-month term of such agreement, we have the right, in our sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”) directing Aspire Capital to purchase up to 50,000 shares of our common stock per business day, up to an aggregate of $30.0 million under the 2018 Aspire Purchase Agreement, at a per share price (the “Purchase Price”) equal to the lesser of (i) the lowest sale price of our common stock on the purchase date or (ii) the arithmetic average of the three lowest closing sale prices for our common stock during the 10 consecutive trading days ending on the trading day immediately preceding the purchase date.

The aggregate purchase price payable by Aspire Capital on any one purchase date may not exceed $250,000, unless otherwise mutually agreed. The parties may mutually agree to increase the number of shares of our common stock that may be purchased per trading day pursuant to the terms of the 2018 Aspire Purchase Agreement to 3,000,000 shares.

In addition, on any trading day on which we submit a Purchase Notice to Aspire Capital to purchase at least 50,000 shares, we also have the right, in our sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice (each, a “VWAP Purchase Notice”) directing Aspire Capital to purchase an amount of our common stock equal to up to 30% of the aggregate shares of our common stock traded on the next trading day (the “VWAP Purchase Date”), subject to a maximum number of shares we may determine, and a minimum purchase price threshold equal to the greater of (i) 80% of the closing price of our common stock on the business day immediately preceding the VWAP Purchase Date or (ii) a higher price that may be determined by us. The purchase price per share pursuant to such VWAP Purchase Notice will be equal to the lesser of (i) the closing sale price of our common stock on the VWAP Purchase Date, or (ii) 97% of the volume-weighted average price for our common stock traded on its principal market on the VWAP Purchase Date, subject to certain exceptions.

We may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the Purchase Agreement, so long as the most recent purchase has been completed.

In addition, Aspire Capital will not be required to buy any shares of our common stock pursuant to a Purchase Notice that is received by Aspire Capital on any trading day on which the last closing trade price of our common stock is below $1.00. There are no trading volume requirements or restrictions under the 2018 Aspire Purchase Agreement, and we will control the timing and amount of sales of our common stock to Aspire Capital. Aspire Capital has no right to require any sales by us, but is obligated to make purchases from us as directed by us in accordance with the 2018 Aspire Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the 2018 Aspire Purchase Agreement. The 2018 Aspire Purchase Agreement may be terminated by us at any time, at our discretion, without any cost to us. Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates will engage in any direct or indirect short-selling or hedging our common stock during any time prior to the termination of the 2018 Aspire Purchase Agreement.

The 2018 Aspire Purchase Agreement provides that the total number of shares that may be issued pursuant to such agreement is limited to 6,629,039 shares (the “2018 Aspire Exchange Cap”), or 19.99% of our shares of common stock outstanding as of the date of the 2018 Aspire Purchase Agreement, unless stockholder approval is obtained in accordance with the rules of the Nasdaq Stock Market. If stockholder approval is not obtained, such limitation will not apply after the 2018 Aspire Exchange Cap is reached if at all times thereafter the average purchase price paid for all shares issued under the 2018 Aspire Purchase Agreement is equal to or greater than $3.91 per share. The 2018 Aspire Purchase Agreement also provides that at no time will Aspire Capital (together with its affiliates) beneficially own more than 19.99% of our outstanding shares of common stock.

As of September 30, 2018, we have issued to Aspire Capital a total of 3,308,812 shares of our common stock under the 2018 Aspire Purchase Agreement, including 3,095,238 shares purchased by Aspire Capital for an aggregate purchase price of $10.0 million, and 213,574 shares issued to Aspire Capital upon executing the 2018 Aspire Purchase Agreement.

We will also include in our discussion of liquidity and capital resources wording that reads substantially as follows:

On July 2, 2018, we entered into a common stock purchase agreement (the “2018 Aspire Purchase Agreement”) with Aspire Capital Fund, LLC (“Aspire Capital”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, we have the right to direct Aspire Capital to purchase up to an aggregate of $30.0 million of shares of our common stock over the 30-month term of the 2018 Aspire Purchase Agreement. Purchases under the 2018 Aspire Purchase Agreement, which is described in more detail in Note [XX], are made at prices calculated in accordance with the terms of the 2018 Aspire Purchase Agreement at the time of our submission to Aspire Capital of a purchase notice specifying such number of shares to be purchased, subject to maximum dollar and share amounts for sales on any one date unless the parties mutually agree otherwise. Additionally, the total number of shares that may be issued pursuant to the 2018 Aspire Purchase Agreement is limited to 6,629,039 shares (the “2018 Aspire Exchange Cap”), or 19.99% of our shares of common stock outstanding as of the date of the 2018 Aspire Purchase Agreement, unless stockholder approval is obtained in accordance with the rules of the Nasdaq Stock Market. If stockholder approval is not obtained, such limitation will not apply after the 2018 Aspire Exchange Cap is reached if at all times thereafter the average purchase price paid for all shares issued under the 2018 Aspire Purchase Agreement is equal to or greater than $3.91 per share. As of September 30, 2018, we have issued to Aspire Capital a total of 3,308,812 shares of our common stock under the 2018 Aspire Purchase Agreement, including 3,095,238 shares purchased by Aspire Capital for an aggregate purchase price of $10.0 million, and 213,574 shares issued to Aspire Capital upon executing the 2018 Aspire Purchase Agreement. As of September 30, 2018, we had not obtained stockholder approval and we were able to issue to Aspire Capital up to a maximum of 3,320,227 additional shares under the 2018 Aspire Purchase Agreement, unless and to the extent that following such issuance the average purchase price paid was equal to or greater than $3.91 per share.

Sincerely,

REMARK HOLDINGS, INC.

/s/ Alison Davidson
Alison Davidson
Chief Financial Officer